UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of SEPTEMBER, 2004.

                        Commission File Number: 0-30464


                              IMA EXPLORATION INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [ ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date: SEPTEMBER 15, 2004                   /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO

                                BC FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         IMA Exploration Inc. (the "Issuer")
         #709 - 837 West Hastings Street
         Vancouver, BC
         V6C 3N6
         Phone:  (604) 687-1828

2.       DATE OF MATERIAL CHANGE

         September 15, 2004

3.       PRESS RELEASE

         The press release was released on September 15, 2004 through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Ontario and Alberta Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Joseph Grosso
         Phone: (604) 687-1828

9.       DATE OF REPORT

         September 15, 2004.

                                                 /s/ Joseph Grosso
                                                 -------------------------------
                                                 Joseph Grosso, President & CEO

                              IMA EXPLORATION INC.

                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

               TSX Venture Exchange: IMR  OTC Bulletin Board: IMXPF
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

--------------------------------------------------------------------------------

NEWS RELEASE                                                  SEPTEMBER 15, 2004

              IMA INTERSECTS BONANZA-GRADE SILVER OVER 35.8 METRES
                        GRADING 2,850 G/T (83.2 OZ/TON)
           INCLUDING 11,995 G/T SILVER OVER 7.1 METRES (350.3 OZ/TON)

IMA EXPLORATION INC. (IMR - TSX.V, IMXPF - OTC-BB) is pleased to announce Phase II drill results from holes 89 to 96 on the Company's 100% owned Navidad Silver-Lead-Copper discovery in Patagonia, Argentina. Highlights include drill hole 90 on the Navidad Hill target that returned 35.8 METRES (M) OF 2,850 GRAMS PER TONNE (83.2 OZ/T) SILVER INCLUDING 7.3M OF 11,995 G/T (350.3 OZ/T) SILVER beginning at 16.5m depth (see attached map).

These latest results, in addition to those from hole 88 (a 470 metre step-out from Navidad Hill, see Sept. 8, 2004 news release), clearly demonstrate the potential for outlining significant additional resources at Navidad Hill and Calcite Hill. Both of these targets are northwest of the Galena Hill deposit, where after Phase I drilling the Company announced a significant deposit that contains an Indicated Resource of 207 million ounces of silver and 1.1 million tonnes lead (see May 25, 2004 release).

Drill hole 90 was drilled at an inclination of -45(Degree) towards the northeast on the western flank of Navidad Hill, approximately 275m northwest of drill holes 1 and 2 and in an area of little or no outcrop. Bonanza-grade mineralization in drill hole 90 contains semi-massive silver-copper-lead sulphides and/or sulphosalts. In several locations native silver occurs as fine veinlets and grains up to 5mm in size (see photo posted at www.imaexploration.com).

Mineralization occurs on the western flank of the Navidad volcanic dome and, as is common in other zones at the project, is strongest at the contact between overlying mudstone and trachyandesitic volcanic rocks. The mineralization is believed to be stratigraphically controlled and to be gently dipping to the southwest. Based on this assumption, the true thickness of this zone is interpreted to be 85-90% of the intersection.

Bonanza-grade mineralization in hole 90 appears to be related to, and in the same stratigraphic position as, that previously reported in hole 73. Upcoming results from the surrounding drill holes (99, 100, 104, 116, etc) should confirm the orientation and extent of this important new zone. Drill hole 89 was drilled in the same area as hole 90 on the flank of Navidad Hill, between holes 90 and 73 but was drilled down a northeast-trending fault and therefore returned only 10.9m of 109 g/t silver. It is expected that tightly spaced, follow-up drilling will be required to fully define this very high-grade zone.

Of the remaining holes (tabulated below), 91 and 92 were drilled on Barite Hill and 93 was a reconnaissance hole drilled between Galena and Barite Hills that, significantly, intersected 9.1m of 1.4% lead. Holes 94, 95, and 96 were drilled on the southwestern edge of the Connector Zone. Drill results for the remaining holes in Phase II, holes 97 to 120, will be released as they become available.

The Company has included a rigorous quality assurance and quality control program at the Navidad project including blank, duplicate, and standard samples inserted randomly into the sample sequence. A complete description of this procedure is available on the Company's website at www.imaexploration.com. Dr. Paul Lhotka, P.Geo. is the Qualified Person for the Navidad project and has overseen all aspects of the current program.

NEWS RELEASE                                                  SEPTEMBER 15, 2004
IMA EXPLORATION INC.                                                      PAGE 2



IMA Exploration Inc. has over 10 years experience in Argentina and is focused on the exploration and development of its 100% owned Navidad silver discovery and its property portfolio in the region.

Table 1: New Navidad Project drill results


DRILL                                                                     (LWA)        (LWA)       (LWA)
HOLE         ZONE                FROM          TO        INTERCEPT       SILVER       COPPER       LEAD
                                  (M)          (M)          (M)            g/t           %           %

NV04-89      Navidad Hill        17.70        28.60        10.90           109         0.13        0.89

NV04-90      Navidad Hill        16.50        52.33        35.83         2,850         0.90        3.62
   incl.                         33.00        46.45        13.45         7,321         2.12        6.56
    and                          33.00        40.26         7.26        11,995         2.32       10.45

NV04-91      Barite Hill          3.00        16.50        13.50            12         0.00        0.48
    and                         123.50       153.95        30.45            13         0.00        0.28

NV04-92      Barite Hill                                   no significant values

NV04-93      reconnaissance      93.68        94.81         1.13            42         0.00        6.73
    and                         137.93       147.00         9.07            11         0.05        1.44

NV04-94      Connector Zone     103.32       116.39        13.07            43         0.00        0.08

NV04-95      Connector Zone      49.08        64.80        15.72            53         0.00        0.53

NV04-96      Connector Zone                                no significant values

NV04-83(2)    Navidad Hill        4.50        88.00        83.50            97         0.15        0.04
   incl.                         53.00        61.91         8.91           211         0.25        0.04
    and                          79.50        88.00         8.50           237         0.12        0.03


Notes:
(1) All length weighted average grades (LWA) are calculated with "uncut" values.
(2) Due to a calculation error, results from NV04-83 were reported incorrectly as 74.61m of 103 g/t silver in the release dated September 8, 2004. The corrected value is reported above.


ON BEHALF OF THE BOARD

/s/ Joseph Grosso
----------------------------------
Mr. Joseph Grosso, President & CEO

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email, or visit the Company's web site at http://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                  2004 NUMBER 26

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

                PLEASE SEE COMPANY WEB-SITE FOR OMITTED GRAPHICS

                             www.imaexploration.com